

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 8, 2017

Aamer Sarfraz
Chief Executive Officer
Draper Oakwood Technology Acquisition, Inc.
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

> **Re: Draper Oakwood Technology Acquisition, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2017**
> **File No. 333-220180**

Dear Mr. Sarfraz:

We have reviewed your registration statement and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2017 letter.

<u>We may be unable to obtain additional financing, page 30</u>

1. We note your response to prior comment 3. Please revise your disclosure here and elsewhere, as appropriate, to state that you may use common equity to fund a material portion of the purchase price of your initial business combination.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP